SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             525 UNIVERSITY AVENUE
                          PALO ALTO, CALIFORNIA 94301
                                   --------

                                (650) 470-4500
                              Fax: (650) 470-4570
                            http://www.skadden.com




CONFIDENTIAL
------------



                                                     January 20, 2006



VIA EDGAR
---------
John Cash
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

                  RE:      Kinetic Concepts, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 1-09913
                           -------------------------------------------------

Dear Mr. Cash:

         Set forth below are the responses of Kinetic Concepts, Inc. (the "Company") to the comments raised by the staff of the Securities and Exchange Commission (the "Commission") in a letter to the Company received January 5, 2006 (the "Comment Letter"). For your convenience, we have numbered each of the Company's responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

MD&A - Non-GAAP Financial Information, page 36
----------------------------------------------

     1. We note that your presentation of non-GAAP financial measures is similar to the presentation of pro forma income statements that remove the impact of specific transactions. Please be advised that

Mr. John Cash
Securities and Exchange Commission
January 20, 2006
Page 2


         pro forma financial statements may only be presented for the most recent fiscal year and interim period and are not permitted for earlier periods. Please provide us with your analysis of how the current presentation complies with Item 10(e) of Regulation S-K and the related FAQ or tell us how you intend to revise it in future filings.

Response
--------

         The Company believes that the non-GAAP financial measures included in the 10-K for the year ended December 31, 2004 comply with Item 10(e) of Regulation S-K and the related FAQ. However, the Company removed these non-GAAP financial measures from the reports on Form 10-Q for the quarters ended June 30, and September 30, 2005 as previously filed, and the Company does not intend to include these measures in future filings.

Financial Statements - Note 9.  Income Taxes, page 80
------------------------------  ---------------------

     2. We note that the increase in deferred tax assets you recorded in 2004 was principally due to federal and state operating loss carry-forwards. Tell us and revise future filings to explain the reasons for this increase. Also expand your future disclosures under critical accounting estimates in MD&A to disclose and discuss any underlying assumptions used to determine deferred tax assets and liabilities and to address material changes during the periods presented.

Response
--------

         In future filings, the Company intends to disclose and discuss the underlying assumptions used to determine deferred tax assets and liabilities and to better address material changes during the periods presented under critical accounting estimates in MD&A and in the tax footnote to the financial statements substantially as follows:

         Critical Accounting Estimates -- Income Taxes (supplemental disclosure)

         Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Mr. John Cash
Securities and Exchange Commission
January 20, 2006
Page 3

         The Company has established a valuation allowance to reduce deferred tax assets to an amount where realization is more likely than not. An increase to income would occur if the Company were to determine that it was able to utilize more of these deferred tax assets than currently expected.

         Liabilities are recorded for probable income tax assessments based on estimates of potential tax related exposures. Recording of these assessments requires significant judgment, as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and assumptions, or changes in assumptions in future periods, are recorded in the period they become known.

         At December 31, 2004, deferred tax assets recorded by the Company increased from 2003 due principally to a net tax operating loss resulting from tax deductions related to 2004 employee stock option exercises. The federal net operating loss will be carried back to prior tax years, and a refund of previously-paid federal income tax is expected in 2006. State net operating losses will be carried forward over the next several years. We anticipate the reversal of existing taxable temporary differences and future income will provide sufficient taxable income to realize the tax benefit of these losses.

     Note 9 -- Income Taxes (supplemental disclosure)

         At December 31, 2004 deferred tax assets recorded by the Company increased from 2003 due principally to a net tax operating loss resulting from tax deductions related to 2004 employee stock option exercises. The federal net operating loss will be carried back to prior tax years, and a refund of previously-paid federal income tax is expected in 2006. State net operating losses will be carried forward over the next several years. We anticipate the reversal of existing taxable temporary differences and future income will provide sufficient taxable income to realize the tax benefit of these losses.

Form 10-Q for the Period Ended September 30, 2005
-------------------------------------------------

Financial Statements - Note 5.  Litigation Settlement
------------------------------  ---------------------

     3. We note that in your Form 10-K for the fiscal year ended December 31, 2004 you disclosed that you believed the litigation with

Mr. John Cash
Securities and Exchange Commission
January 20, 2006
Page 4

         Novamedix "will not have a material adverse effect on our business, financial condition or results of operations". We note that you modified these disclosures in your March 31, 2005 and June 30, 2005 Forms 10-Q but provided no additional substantive disclosures regarding the status of this contingency. We also note that the settlement of this contingency was first disclosed when you filed an earnings release for the period ended September 30, 2005 in a Form 8-K. Please provide us a detailed analysis of the specific events and circumstances that lead to the settlement. Please help us understand how and why you believe your disclosures prior to the settlement were adequate.

Response
--------

         While there were legal developments in the Novamedix litigation arising after the publication of the 10-K in February of 2005, these developments, as disclosed in the Company's reports on Form 10-Q for the quarters ended March 31 and June 30, did not fundamentally change management's assessment of the litigation prior to the events that occurred in the third quarter of 2005 that led to the settlement of the case in September of 2005. Accordingly, prior to the issuance of the financial statements for the quarter ended June 30, 2005, management's assessment of the range of contingent loss that was considered probable or reasonably possible of occurring had not changed beyond the amount that the Company had previously estimated of $3.0 to $10.0 million.

         In April of 2005, the new General Counsel joined the Company. Because a January 2006 trial date had recently been established, the General Counsel decided in July that the Company should participate in a mediation with Novamedix on September 15, 2005. Based on the advice of the Company's trial counsel, the Company continued to believe that damages at trial, if any, would be within the previously-estimated range.

         Thereafter, in preparation for the mediation, the Company retained independent outside counsel (not associated with primary trial counsel) to advise the Company as to strategy and the strengths and weaknesses of the case in preparation for mediation. On August 15, 2005, the General Counsel met with this new counsel in their Dallas offices. At that time, while noting the strong merits of the Company's position, this new counsel encouraged the Company to make a serious effort to resolve the matter through the pending mediation. Outside counsel took a more pessimistic view of the potential outcome of the trial based on, among other things, their assessment of the case as well as their recent experience in similar matters. Outside counsel further advised the Company that the damages that may arise from

Mr. John Cash
Securities and Exchange Commission
January 20, 2006
Page 5

an unsuccessful jury trial could well exceed the Company's expectations, should the Company not be successful in its defense.

         On August 22, 2005, the General Counsel briefed the board of directors on the Novamedix and other cases as part of his regular legal update. The board's view was that the Novamedix litigation related to a product line that was not core to the Company's business and that litigation would distract management from more important business matters. The board determined that, given the other issues and opportunities of the Company anticipated in the near term, a prompt settlement could best serve the strategic interest of the Company and its shareholders. Accordingly, the board directed management to make a new assessment of possible settlement and to proceed accordingly.

         As a result, the Company assumed a more flexible position in the September 15 mediation. Following lengthy negotiations during mediation, management discussed the opportunity and payment amounts required to reach settlement with the board. Following their deliberations, the board authorized the settlement terms and amount, which were finalized and agreed to in writing by the parties on September 30. The Company announced the settlement and its terms by press release that same day. Based on the foregoing events and circumstances, the Company believes its disclosures prior to settlement were adequate.

         As also requested by the Comment Letter, the Company has separately acknowledged that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash
Securities and Exchange Commission
January 20, 2006
Page 6

         Please feel free to call me at (650) 470-4590 should you have any further questions regarding this matter.

                                                     Sincerely,

                                                     /s/ Gregory C. Smith

                                                     Gregory C. Smith




cc:      Bret Johnson, SEC
         Anne McConnell, SEC
         Stephen Seidel, Kinetic Concepts, Inc.
         Martin J. Landon, Kinetic Concepts, Inc.

                                                     January 20, 2006

                                                     CONFIDENTIAL
                                                     ------------
VIA EDGAR
---------
John Cash
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-7010

     RE:      Kinetic Concepts, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2004
              Form 10-Q for Fiscal Quarter Ended September 30, 2005 File No. 1-09913
              -----------------------------------------------------


Dear Mr. Cash:

         Kinetic Concepts, Inc. (the "Company") is writing to the Securities and Exchange Commission (the "Commission") in response to the closing statements contained in the letter from the Commission dated December 30, 2005 (the "Comment Letter") with respect to the Company's Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended September 30, 2005.

         Set forth below is the statement of the Company requested by the Commission in the closing statements of the Comment Letter:

     o the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

     o the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,

                                            /s/ Martin J. Landon

                                            Martin J. Landon
                                            Vice President and CFO

cc:      Bret Johnson, SEC
         Anne McConnell, SEC
         Gregory C. Smith, Skadden, Arps, Slate, Meagher & Flom LLP